INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

March 19, 2025

Ms. Soo Im-Tang

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894) (the “Registrant”) on behalf of the LeaderShares® Activist Leaders® ETF, LeaderShares® AlphaFactor® Tactical Focused ETF, LeaderShares® AlphaFactor® US Core Equity ETF, LeaderShares® Equity Skew ETF, and LeaderShares® Dynamic Yield ETF

Dear Ms. Im-Tang:

This letter summarizes the additional comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone on March 13, 2025, regarding Post-Effective Amendment No. 423 to the Registrant’s registration statement filed on Form N-1A on September 20, 2024 (the “Registration Statement”), with respect to the LeaderShares® Activist Leaders® ETF, LeaderShares® AlphaFactor® Tactical Focused ETF, LeaderShares® AlphaFactor® US Core Equity ETF, LeaderShares® Equity Skew ETF, and LeaderShares® Dynamic Yield ETF, each a series of the Registrant (each a “Fund” and collectively, the “Funds”).

Responses to all of the additional comments are included below and, as appropriate, will be reflected in a Post- Effective Amendment to the Funds’ Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

GENERAL

1.	Comment: Please confirm whether the LeaderShares® AlphaFactor Tactical Focused ETF and LeaderShares® AlphaFactor US Core Equity ETF for Investment Managers Series Trust II should have a registered trademark symbol with respect to the term AlphaFactor, similar to the name for each corresponding Predecessor Fund.

Response: The Registrant confirms that the LeaderShares® AlphaFactor® Tactical Focused ETF and LeaderShares® AlphaFactor® US Core Equity ETF should have a registered trademark symbol with respect to the term AlphaFactor®, and the Registrant has added the registered trademark symbol to all instances of AlphaFactor® in the Registration Statement.

PROSPECTUS

Principal Investment Strategies – LeaderShares® Activist Leaders® ETF

2.	Comment: The first sentence of the second paragraph in the Fund’s Principal Investment Strategies section indicates that the Advisor “…identifies activist investors utilizing a proprietary methodology based upon qualitative elements, including the effectiveness of activists investors’ achievement of stated objectives and positive shareholder returns in positions that were disclosed in Schedule 13D filings.” Please clarify the purposes of evaluation of the activist investors’ achievement of stated objectives (i.e., is it to maximize shareholder returns or is it related to social, environmental and governance concerns?). In addition, please provide additional details of criteria used to determine the activists’ achievement of stated objectives.

Response: The Registrant has revised the second paragraph under its “Principal Investment Strategies” as follows:

The Fund’s investment advisor, Redwood Investment Management, LLC (the “Advisor”), identifies Activist Leaders® investors utilizing a proprietary methodology based upon qualitative elements, including the effectiveness of activist investors’ achievement of stated objectives and positive shareholder returns in positions that were disclosed in Schedule 13D filings. In evaluating an activist investor’s achievement of stated objectives, the Advisor considers factors such as, for example, whether the target company has improved operations and/or corporate governance practices, the activist investor has attained seats on the target company board, or the target company has spun-off an operating division or sold a significant amount of its assets. The Advisor evaluates activist investors’ achievement of stated objectives because the Advisor believes that activist investors that regularly achieve their stated objectives tend to create positive shareholder returns in the companies that are the target of their shareholder activism.

Principal Investment Strategies and Principal Risks – LeaderShares® AlphaFactor® US Core Equity ETF

3.	Comment: The Index calculation methodology indicates that the Index focuses mainly on large-capitalization companies, whereas the Fund’s disclosure indicates that the companies within the Index universe may be considered large- or mid-cap companies. Consider revising the disclosure for consistency.

Response: The Registrant has revised the disclosure as follows:

Although the Index focuses on large-cap companies, the Index universe includes both large-and mid-cap companies as of the date of this Prospectus.

*  *  *  *  *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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